SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                     For the period ended November 22, 2002



                              ELAN CORPORATION, PLC
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                 (Translation of registrant's name into English)


                 LINCOLN HOUSE, LINCOLN PLACE, DUBLIN 2, IRELAND
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                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F /X/         Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes / /                No /X/

     This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718, 333-10726 and 333-100252), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No. 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136,
333-14240, 33-27506 and 333-100556).

                                 PRESS RELEASE


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                           ELAN CORPORATION, plc



                           By:  /S/ WILLIAM F. DANIEL
                                -----------------------------------------------
                                William F. Daniel
                                Company Secretary

Date: November 25, 2002